U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10SB

     General Form for Registration of Securities of Small Business Issuers
           Under Section 12(b) or 12(g) of the Securities Act of 1934


                             VISIONS IN GLASS, INC.
                        (Name of Small Business Issuer)


            Delaware                                            33-0885775
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)


                    1187 Via Fresno, Cathedral City, CA 92234
           (Address of Principal Executive Offices including Zip Cope)

                                 (760) 324-8517
                          (Issuer's Telephone Number)


        Securities to be Registered Under Section 12(b) of the Act: None


          Securities to be Registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                                (Title of Class)

                               TABLE OF CONTENTS


                                     PART I

Note Regarding Forward Looking Statements                                     1

    Item 1.   Description of Business                                         1
              Risk Factors                                                    4

    Item 2.   Management's Discussion and Analysis or Plan of Operation       8

    Item 3.   Property                                                        9

    Item 4.   Security Ownership of Certain Beneficial Owners and
              Management                                                     10

    Item 5.   Directors, Executive Officers, Promoters, and Control
              Persons of the Company                                         10

    Item 6.   Executive Compensation                                         11

    Item 7.   Certain Relationships and Related Transactions                 12

    Item 8.   Description of Securities                                      12

                                     PART II

    Item 1.   Market Price of and Dividends on the Company's Common
              Equity and Other Shareholder Matters                           13

    Item 2.   Legal Proceedings                                              13

    Item 3.   Changes In and Disagreements with accountants on
              Accounting and Financial Disclosure                            14

    Item 4.   Recent Sales of Unregistered Securities                        14

    Item 5.   Indemnification of Directors and Officers                      14

                                    PART F/S

    Item 1.   Financial Statements                                           15

                                    PART III

    Item 1.   Index to Exhibits                                              23

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                           FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words "anticipate," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involved risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement. All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Visions In Glass, Inc. ("the Company") is filing this Form 10SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Securities and Exchange Commission's ("SEC") requirements to maintain the status of a reporting company. The Company plans to become a reporting company in order to list its securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

The Company has commenced operations and generated minimal revenue and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating.

BUSINESS OF THE ISSUER

Visions In Glass, Inc. ("the Company") was incorporated in the State of Delaware on June 23, 1999. Visions In Glass, Inc.'s ( "the Company," "Company," "Our," "our," "We," "we,") business plan is to become actively engaged in the business of designing, marketing and selling custom-designed stained glass, leaded glass artifacts and leaded glass windows initially through its web site on the Internet and later expanding to wholesale suppliers and art distributors.

MISSION

The mission of the Company is to create a profit by designing, marketing and selling custom-designed stained glass, leaded glass artifacts and stained glass windows. Initially the Company will make available custom-designed leaded glass artifacts featuring Holocaust images through its web site on the Internet.

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PRODUCTS

Currently the Company is featuring custom-designed leaded glass artifacts featuring various Holocaust images on its web site on the Internet. Since the Holocaust stands alone as the major exercise in recorded history of depicting "man's inhumanity to man," the Company wanted to feature recollections of barbed wire, death camps and the sufferings of the people during the Holocaust. The Company is offering five designs. "Agony and Despair" which is offered 42" x 52" framed (backlit by a light box) for $20,000. In the lower left of "Agony", a woman and child is shown with the child reaching out to its father. In the upper part, the image shows a man stretching his arm in hope of help as if reaching up to God asking, "Why?" The Star of David, fence posts and barbed wire are all being consumed by the flames throughout the work. "Triangles of Identity" is also being offered 30" x 35" framed for $4,000. This work shows the various colored triangles which were worn by various groups in Nazi, Germany and the Star of David, which were worn by the Jews. "Genocide" is being offered 32" x 72" framed (backlit by light box) for $10,000. Reflected in the "Genocide" design are recollections of barbed wire, death camps fed by rail arteries, traversed by cattle cars. The design proceeds from the intrusion and disruption at the base, through the arrest of masses marched to the rail heads for transport to death camps. This is silhouetted at the top against a red, smoke filled sky of destruction. "Children of the Camps" is being offered 18" x 27" framed for $2,000. "Children" is a heartbreaking rendering of small children in a concentration camp, standing behind barbed wire, with hopelessness and despair in their eyes. "Boxcars" is offered 34" x 30" framed for $$3,500. "Boxcars" depicts the cattle cars forming the trains that traveled to the death camps. This work shows two boxcars entering the gates of Auschwitz under the arch of ARGEIT MACHT FREI. It shows the guard tower, streets, barracks, smoke stack and the inescapable Star of David.

OPERATIONS

The Company is offering these leaded glass Holocaust images for sale on the Company's web site at www.viglass.com. These leaded glass images have been designed by Irving Munowitz, the Company's president and director (see Item 5 - Directors, Executive Officers, promoters, and Control Persons of the Company). The Company is currently seeking artisans in Mexico and the United States to fill all orders from the Internet. The Company plans to collect ten percent with order confirmations and full balance including shipping costs prior to shipment. Delivery of items will be made 120 days after shipment order is placed. At this time no distribution arrangements are in place and the Company will ship all orders from its corporate office.

SALES AND MARKETING

The Company does not have any sales and marketing plan currently in place. However, the Company does intend to make the various stained and leaded glass artifacts available through two primary sales channels: through the Internet, primarily through the Company's web site and to wholesale suppliers and art distributors for placement in retail outlets where stained or leaded glass or accessories are sold. The Company currently has a web site on the Internet featuring custom-designed leaded glass Holocaust images. The Company believes that online retailing over the Internet will present the Company with a significant opportunity for the marketing and sale of its products and will enable the Company to significantly expand and diversity its customer base. The Company is seeking a contract distribution center that can ship its stained and leaded glass to various wholesale suppliers and distributors , but currently there are no distribution arrangements in place.

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GOVERNMENTAL REGULATIONS

The Company is unaware of need for governmental approval for its proposed business plan. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

The Company is currently not aware of any federal, state or local laws and regulations regulating the Internet at this timewhich would materially affect its proposed business activities.

The Company is unaware of any environmental laws (federal, state, or local) that will have an effect on its proposed business.

The Company has spent no money over the past two years on research and development.

Currently, the Company has no employees excluding the current officer and director. Irving Munowitz, an officer and director of the Company, is currently self-employed. (SEE ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSON" Potential Conflicts of Interest). The officer/director anticipates devoting, at most, 20 hours per month. This is only an estimate and may be increased or decreased depending on unforeseen factors. Though no commercial conflicts are anticipated between the current employers of the officers, directors, and the Company no assurance can be given that this will continue.

                                  RISK FACTORS

The Company is in the development stage and the market it intends to compete within is well established. There are several competitors within the marketplace that have significantly greater financial and management resources than the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business plan. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISKS PARTICULAR TO VISIONS IN GLASS, INC.

A. NO OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Delaware on June 23, 1999. The Company's activities to date have been to prepare the Company's business strategy, custom design and make certain leaded glass Holocaust images for sale, and prepare the Company's web site on the Internet. To date, the Company has generated minimum revenue. The Company has a limited operating history and must be considered in the early development stages of embarking upon a new venture. The Company is among many that have entered into the wholesale stained/leaded glass products business. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT ASSURED.

As of June 30, 2001, the Company had working capital of $11,351 and faces the need for substantial additional working capital in the near future. If the capital needs of the Company are greater than currently anticipated, the Company will be required to seek other sources of financing. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

The Company has prepared audited financial statements as of June 30, 2001, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. WE HAVE HAD MINIMUM HISTORY OF OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE.

Even though the Company had a net income of $4,723 as of June 30, 2001, the Company expects to incur operating losses in the foreseeable future. Expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees and lease more space as need arises. In addition, we plan to significantly increase our operating expenses to:

     - developing a network of artisans and craftsmen to design and make stained and leaded glass artifacts and leaded windows;
     - organizing wholesale suppliers and distributors of stained and leaded glass artifacts and leaded windows;
     - expanding the Company's web site for presentation of leaded glass artifacts and stained and leaded glass windows.

Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

D. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANTIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICER AND DIRECTOR OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and director. The Company intends to hire additional sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the Company can retain key employees, or to attract or retain highly qualified managerial personnel in the future. The loss of the services of the Company's key employee or the inability to attract and retain the necessary sales and other personnel, would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the sole officer and director has over the Company, which will not be significantly affected and may have a material adverse effect on future business progress. Furthermore, the current officer and director is involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

E. COMPETITION

The Company will operate in a highly competitive environment. The Company competes with larger manufacturing companies who provide stained and leaded glass products. Our competitors have greater financial, marketing, and distribution resources. Our success will be dependent on our ability to compete with these and any other competitors on the quality of our products and their cost effectiveness. There is no assurance that we will be successful in that competition.

F. LACK OF CASH DIVIDENDS

The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

G. WHOLESALE DISTRIBUTION; CAPITAL RESOURCE REQUIREMENTS

The Company presently plans to seek sales of its stained and leaded glass products through certain wholesale suppliers and distributors within the next twelve months. In addition, the Company plans to expand its web site for Internet sales. Expenses needed to build an infrastructure to implement our business model will depend upon a number of factors including the Company's ability to raise sufficient capital. There are no assurances that the Company can raise sufficient capital through debt or equity financing which might be available to the Company on favorable terms or at all and might dilute current shareholders.

H. GROWTH AND ACQUISITON MAY STRAIN THE MANAGEMENT, OPERATION AND FINANCIAL RESOURCES

There can be no assurances that the proposed business model will be adequate to support any future operations. In addition, there is a risk that the company may not be able to expand their operations at the same rate as market demand may be created.

If appropriate opportunities present themselves, the Company intends to seek out business opportunities to expand their stained and leaded glass products business. The process of integrating and acquiring any business may result in operating difficulties and expenditures, which cannot be anticipated and may absorb significant management attention that would otherwise be available for further development of their existing business. Moreover, the anticipated benefits of any acquisition may be realized. Any future acquisition of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing which might not be available to the Company on favorable terms or at all and might dilute current shareholders. Additionally, the Company may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with the current proposed business.

I. SHARES SUBJECT TO RULE 144

On June 30, 2001, the Company had 5,020,000 common shares issued and outstanding that have not been registered with the commission or anystate securities agency and are "restricted securities" and may not be sold, or otherwise transferred, without registration under the Securities Act of 1933, as amended, or an applicable exemption therefrom. Further these shares were issued to an affiliate and were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. However, these shares may be sold in limited quantities after June 24, 2001 pursuant to Rule 144(e)(1).

The sale of some or all of the currently restricted common shares could have a material negative impact upon the market price of the common shares, if a market for the common shares should develop in the future.

J. OTHER NON PUBLIC SALES OF SECURITIES

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

K. NO ASSURANCE OF LIQUIDITY

There is currently no public market for the Common Shares or any other securities of the Company and there can be no assurance that a trading market will develop in the future.

L. WE FACE THE LOSS OF KEY PERSONNEL WHICH COULD ADVERSELY AFFECT PROPOSED OPERATIONS

Our performance is greatly dependent on the performance of our management and director. The loss of the services of our executive officer/director could harm our business. The loss of our executive officer/director could have a negative impact on our reputation for expertise in the stained and leaded glass products industry. Additionally as the company operations get underway, we must identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for highly skilled technical, managerial, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel, which failure could harm our business.

M. WE ARE LARGELY CONTROLLED BY MANAGEMENT

Our officer/director currently owns or controls a substantial majority of our outstanding common stock and thereby continues to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors. This management control could prevent, or make more difficult, on-going business.

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ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following should be read in conjunction with our audited financial statements included within this registration statement.

PLAN OF OPERATION

The Business Plan for the Company over the next twelve months is to initially work the Company toward designing, producing, marketing and selling stained and leaded glass products through its web site on the Internet and through wholesale suppliers and art distributors for sale in specialty outlets. The Company has produced its web site featuring five Holocaust leaded glass designs. The Company plans to locate artisans in Mexico and the United States to fill all orders from the Internet as well as design and manufacture certain style stained and leaded glass for windows and doors. The Company also plans to put in place a marketing plan to make the stained and leaded glass products available in several wholesale outlets established during this period. In order to proceed with the proposed business plan, the Company will need to raise additional capital. Management's plan is to raise capital through the sale of its securities in private placements. Also, the Company plans to expand its web site to offer additional stained and leaded glass products.

There can be no assurance or guarantee that there will be any interest by investors to invest in the Company or that any proceeds can be raised by the Company. If capital cannot be raised by the Company, it will have a material adverse impact on the progress of its strategic business plan.

The Company may experience significant volatility in our quarterly results. If, and when, the Company begins operations, there can be no assurance that we will ever report a net income in any period, and we expect that we will report operating losses for the foreseeable future.

Excluding its current officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead us. The addition of employees will depend on the ability of the company to raise additional capital, which cannot be assured.

The Company's officer and directors make up its entire management team. The Company's officer is self-employed and plans to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's officer and directors , it will have a material adverse impact on the progress of the Company. In addition, there has been and are no plans for compensating the officer or directors until sufficient revenue flow can be generated, of which, there is no guarantee. Since the officer and directors are being compensated by their employment elsewhere, they may be less motivated to spend adequate time promoting the Company.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

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ANALYSIS OF FINANCIAL CONDITION

The Company has generated positive cash from its operating activities for the period ending June 30, 2001. From June 23, 1999 to June 30, 2001, the Company had a net profit of $ 4,723. This minimal profit was due to the sell of certain stained and leaded glass products sold during this period. As of June 30, 2001, the Company had $11,351 in cash. (See "Financial Statements" within this registration statement).

The Company does not foresee a material increase in operating expenses until such time sufficient capital can be raised and the Company proceeds with its business plan. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with manufacturing doors, frames and door accessories.

 Management hopes to raise sufficient capital within the next twelve months to initiate operations that include developing a network of craftsmen to design and manufacture stained and leaded glass products, organizing wholesale suppliers and distributors of glass products, and developing the Company's web site on the Internet. The Company's officer and directors makes up the current management team. These individuals have other obligations and plans to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the officer and directors over that of the company's, it will have a material adverse impact on the progress of the Company. There has been, and are no plans for compensation to be paid to the officer or directors until sufficient revenue flow can be generated.

Currently management has not determined the dollar amount required to adequately initiate its operations and has not determined a minimum or maximum amount it plans to raise. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space to do its present business by a director of the Company. Going forward, the Company plans to use the offices of the director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company begins operations and/or generates revenue.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of June 30, 2001 of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of June 30, 2001, there were 5,293,000 common shares outstanding.

                         Beneficial Ownership of Shares

Name                                          Number      Percent*      Security
----                                          ------      --------      --------
Irving Munowitz  (1)                        5,000,000       94.4%        Common
President, Secretary and Director

Officers and Directors as a Group           5,000,000       94.4%        Common

----------
*    Rounded up to the nearest whole number.
(1) Irving Munowitz's address is 1187 Via Fresno, Cathedral City, CA 92234. Mr. Munowitz is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 5,293,000 outstanding shares on June 30, 2001.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth certain information concerning the Executive Officers and Directors of the Company as of June 30, 2001.

Name                  Age     Position                  Term of Office
----                  ---     --------                  --------------
Irving Munowitz (1)   76      Director, President,      Until annual meeting of
                              Secretary, Treasurer      stockholders

Jane Prestie (2)      37      Director                  Until annual meeting of
                                                        stockholders
----------
(1)  Irving Munowitz's address is 1187 Via Fresno, Cathedral City, CA 92234.
(2)  Jane Prestie's address is 808 Riverview Place, S.E., Calgary, Alberta,
     Canada.

There are no other persons nominated or chosen to become Directors or Executive Officers, nor do we have any employees other than the above. There is no arrangement or understanding between any of our Directors or Officer pursuant to which they were elected to his office. The removal of a Director from the Board can be succeeded only by the following actions: (1) majority vote of the existing Directors; or (2) majority vote of the shareholders of record.

RESUMES

Irving Munowitz - President, Secretary and Director. Mr. Munowitz has served as President, Secretary and Director of the Company since 1999. Mr. Munowitz has designed and produced all of the Company's stained and leaded glass art. His Holocaust images have been displayed in Palm Desert, CA as well as the Las Vegas Art Museum, Las Vegas Nevada. "Agony and Despair" featured on the Company's web site was featured on the cover of the Las Vegas Art Museum catalog. Since 1985, Mr. Munowitz has made many Judaic art pieces that have been displayed in temples and private homes.

Jane Prestie - Director. Ms. Prestie has served as Director of the Company since 1999. Since 2000, Ms. Prestie, R.N, B.N, has worked as an clinical instructor at the University of Calgary and Foothills Hospital, Calgary, Alberta. From 1985 to 1998, she has worked as a staff nurse for Calgary General Hospital, Rockyview General Hospital, Holy Cross Hospital, Peter Loughood Hospital and Foothills Hospital, Calgary, Alberta. Also since 1985, Ms. Prestie has designed and produced many pieces of stained and leaded glass.

The Company presently expects to conduct its annual meeting of shareholders and directors in July, 2002, at which time directors will again be elected. All directors serve for a period of one year, unless removed in accordance with our By-Laws.

POTENTIAL CONFLICTS OF INTEREST

The Company's officer and directors are currently a engaged in full time employment. Consequently, there are potential inherent conflicts of interest in acting as an officer or director of the Company. Insofar as the officer or directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another company with which management is affiliated is formed and actively seeks business similar to that of the Company's business plan. Initially management will be responsible for seeking, evaluating, negotiating and consummating business partnerships with companies which may result in terms providing benefits to management.

As management is engaged in other business activities, demands may be placed on the time of Mr. Munowitz or Ms. Prestie which will detract from the amount of time he or she are able to devote to the Company. Mr. Munowitz and Ms. Prestie intend to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Munowitz or Ms. Prestie would not attend to other matters prior to those of the Company. Mr. Munowitz and Ms. Prestie project that initially approximately twenty hours per month of their time may be spent on the related business activities of the Company. However, there are no assurances that twenty hours per month will be spent.

ITEM 6. EXECUTIVE COMPENSATION

The current officer of the Company has received no compensation, including no bonus or incentive plans - stock, cash, or otherwise. The Company plans to begin compensating the officer only at such time the Company is generating sufficient revenues. Presently, the Company has not established any dates or other requirements for the officers to begin receiving compensation. If, and when, the time is deemed appropriate for the officers to receive compensation, the matter will be brought before the Board of Directors to vote.

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended June 30, 2001, there were no compensation paid, by the Company to its directors. There is no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as director, although the Company from time to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to directors that have been granted for their service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 24, 1999, the Company issued 5,000,000 common shares at $.0001 par value common stock at a price of $0.0002 per share to an officer and director of the company in consideration for $1000.

ITEM 8. DESCRIPTION OF SECURITIEES.

CURRENT CAPITAL STRUCTURE

As of June 30, 2001 the Company has 80,000,000 Shares of Common Stock with a par value of $0.0001, authorized, with 5,293,000 Shares outstanding and 20,000,000 Shares of Preferred Stock with a par value of $0.0001, authorized, with zero Shares outstanding.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the Shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the commons stock. All of the outstanding Shares of Common Stock are, and the Shares of Common Stock Offered hereby, when issued for the consideration set forth in this Prospectus, will be fully paid and non-assessable.

PREFERRED STOCK

The Company has 20,000,000 Shares of Preferred Stock, par value $0.0001, authorized with zero Shares outstanding.

OPTIONS AND WARRANTS

The Company has no outstanding options or warrants to purchase common stock.

DEBT SECURITIES

The Company has no debt securities.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company is authorized to issue 80,000,000 shares of Common stock, par value $0.0001 per share. As of June 30, 2001, the Company had outstanding 5,293,000 shares of Common stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subjects to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. At any meeting of Shareholders, a majority of the outstanding Common shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if theirs is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made of the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights an liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

NON-CUMULATIVE VOTING

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

MARKET PRICE

There is no trading market for the Company's Common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market, does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock." The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The party is not a party to, and none of the company's property are subject to, any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On June 23, 1999, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Visions In Glass, Inc. are as follows:

On June 24, 1999, the Company issued 5,000,000 shares of its $0.0001 par value common stock at a price of $.0002 per share to an officer and director of the Company for $1000 cash. The Company did not pay any commission for this transaction. In addition, the Company did not utilize the services of an underwriter to complete this transaction. The stock was issued in reliance on an exemption from registration from non public offerings contained in section 4 (2) of the United States Securities Act of 1933, as amended.

On June 24, 1999, the Company issued 230,000 shares of its $0.0001 par value common stock to seven people at a price of $.01 per share or $2300 cash. The Company did not pay any commission for these transactions. In addition, the Company did not utilize the services of an underwriter to complete these transactions. The stock was issued in reliance on an exemption from registration from non public offerings contained in section 4 (2) of the United States Securities Act of 1933, as amended.

On February 7, 2000, the Company issued 63,000 shares of its $0.0001 par value common stock to forty-eight people at a price of $.10 per share or $6300 cash. The Company did not pay any commission for these transactions. In addition, the Company did not utilize the services of an underwriter to complete these transactions. These shares were sold on reliance on an exemption from registration contained in Regulation S of the United States Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents, against expenses incurred in any action, suit, or proceeding. There are no specific provisions in either the articles or the bylaws.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

The following audited financial statements of the company were prepared by Armando Ibarra, Certified Public Accountant, 350 E Street, Chula Vista, CA 91910. The statements include an Accountant's Audit Report, Balance Sheet as of June 30, 2001.

                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          (A PROFESSIONAL CORPORATION)


Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                     Certified Public Accountants


To the Board of Directors of
Visions In Glass, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Visions In Glass, Inc. (A Development Stage Company) as of June 30, 2001 and December 31, 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Armando C. Ibarra, CPA

July 12, 2001

                             VISIONS IN GLASS, INC.
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                     SIX MONTHS ENDED          YEAR ENDED
                                                       JUNE 30, 2001        DECEMBER 31, 2000
                                                       -------------        -----------------
CURRENT ASSETS
  Cash                                                    $11,351               $ 6,628
                                                          -------               -------

TOTAL CURRENT ASSETS                                       11,351                 6,628
                                                          -------               -------

     TOTAL ASSETS                                         $11,351               $ 6,628
                                                          =======               =======

                       LIABILITIES & STOCKHOLDERS' EQUITY

TOTAL LIABILITIES                                               0                     0

STOCKHOLDERS' EQUITY
  Common stock $.0001 par value authorized
   (80,000,000 shares authorized; 5,293,000
    shares issued and outstanding at June 30,
    2001 and December 31, 2000, respectively.)                529                   529
  Additional paid-in capital                                9,071                 9,071
  Deficit accumulated during the development stage          1,751                (2,972)
                                                          -------               -------

TOTAL STOCKHOLDERS' EQUITY                                 11,351                 6,628
                                                          -------               -------

     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $11,351               $ 6,628
                                                          =======               =======

             See Auditor's Report and Notes to Financial Statements

                             VISIONS IN GLASS, INC.
                          (A Development Stage Company)
                            Statements of Operations


                                                                                JUNE 23, 1999
                                            SIX MONTHS                           (INCEPTION)
                                              ENDED            YEAR ENDED          THROUGH
                                          JUNE 30, 2001    DECEMBER 31, 2000    JUNE 30, 2001
                                          -------------    -----------------    -------------
REVENUES
  Revenues                                 $     6,149        $         0        $     6,149
                                           -----------        -----------        -----------

TOTAL REVENUES                                   6,149                  0              6,149

GENERAL & ADMINISTRATIVE EXPENSES                1,426              2,972              4,398
                                           -----------        -----------        -----------

NET INCOME / (LOSS)                        $     4,723        $    (2,972)       $     1,751
                                           ===========        ===========        ===========

BASIC EARNINGS / (LOSS) PER SHARE          $    0.0009        $   (0.0006)
                                           ===========        ===========
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                          5,293,000          5,273,962
                                           ===========        ===========

             See Auditor's Report and Notes to Financial Statements

                             VISIONS IN GLASS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FROM JUNE 23, 1999 (INCEPTION) THROUGH JUNE 30, 2001

                                                                                         DEFICIT
                                                                                        ACCUMULATED
                                                              COMMON       ADDITIONAL     DURING
                                               COMMON         STOCK         PAID IN     DEVELOPMENT
                                               STOCK          AMOUNT        CAPITAL        STAGE          TOTAL
                                             ----------     ----------     ----------    ----------     ----------
Beginning Balance, June 23, 1999                      0     $        0     $        0    $        0     $        0

Stock issued for cash on June 24, 1999
 @ $0.0002 per share                          5,000,000            500            500                        1,000

Stock issued for cash on June 24, 1999
 @ $0.01 per share                              230,000             23          2,277                        2,300

Net (loss), December 31, 1999                                                                     0              0
                                             ----------     ----------     ----------    ----------     ----------
BALANCE, DECEMBER 31, 1999                    5,230,000            523          2,777             0          3,300
                                             ==========     ==========     ==========    ==========     ==========
Stock issued for cash on February 7, 2000
 @ $0.10 per share                               63,000              6          6,294                        6,300

Net (loss), December 31, 2000                                                                (2,972)        (2,972)
                                             ----------     ----------     ----------    ----------     ----------
BALANCE, DECEMBER 31, 2000                    5,293,000            529          9,071        (2,972)         6,628
                                             ==========     ==========     ==========    ==========     ==========

Net income, June 30, 2001                                                                     4,723          4,723
                                             ----------     ----------     ----------    ----------     ----------

BALANCE, JUNE 30, 2001                        5,293,000     $      529     $    9,071    $    1,751     $   11,351
                                             ==========     ==========     ==========    ==========     ==========

             See Auditor's Report and Notes to Financial Statements

                             VISIONS IN GLASS, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                   JUNE 23, 1999
                                                            SIX MONTHS                              (INCEPTION)
                                                               ENDED            YEAR ENDED            THROUGH
                                                           JUNE 30, 2001     DECEMBER 31, 2000     JUNE 30, 2001
                                                           -------------     -----------------     -------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income / (loss)                                         $ 4,723             $(2,972)            $ 1,751
                                                              -------             -------             -------

        NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES        4,723              (2,972)              1,751

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                                      0                   6                 529
  Additional paid-in capital                                        0               6,294               9,071
                                                              -------             -------             -------

        NET CASH PROVIDED BY FINANCING ACTIVITIES                   0               6,300               9,600
                                                              -------             -------             -------

NET INCREASE IN CASH                                            4,723               3,328              11,351

CASH AT BEGINNING OF PERIOD                                     6,628               3,300                   0
                                                              -------             -------             -------

CASH AT END OF PERIOD                                         $11,351             $ 6,628             $11,351
                                                              =======             =======             =======

             See Auditor's Report and Notes to Financial Statements

                             VISIONS IN GLASS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001


NOTE 1. HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized June 23, 1999, under the laws of the state of Delaware, as Visions in Glass, Inc. The Company has minimal operations and in accordance with SFAS # 7, the Company is considered a development stage company.

On June 24, 1999, the Company issued 5,000,000 shares common stock for cash valued at $ 0.0002 per share

On June 24, 1999, the Company issued 230,000 shares of common stock for cash valued at $ 0.01 per share.

On February 7, 2000, the Company issued 63,000 shares of common stock for cash valued at $ 0.10 per share.

As of June 30, 2001 there were 5,293,000 shares of common stock outstanding.

NOTE 2. ACCOUNTING POLICIES AND PROCEDURES

a. BASIS OF ACCOUNTING

The Company uses the accrual method of accounting.

b. BASIC LOSS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective June 23, 1999 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                             VISIONS IN GLASS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001


NOTE 2. ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

d. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock or preferred stock.

NOTE 4. GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has minimal current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through the sale of its securities through private placements.

                             VISIONS IN GLASS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001


NOTE 5. INCOME TAXES

                                        JUNE 30, 2001          DECEMBER 31, 2000
                                        -------------          -----------------

Deferred tax assets/ (liability):          $  (262)                $   446
                                           -------                 -------

Valuation allowance                            262                    (446)
                                           -------                 -------

Net deferred tax assets                    $     0                 $     0
                                           =======                 =======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. SCHEDULE OF NET OPERATING LOSSES

The Company had a net operating loss carryforward of $ 2,972, which was exhausted as of June 30, 2001.

                                    PART III

b) Exhibits

      Exhibit
      Number                         Description
      ------                         -----------

       3.i               Articles of Incorporation of the Registrant

       3.ii              Bylaws of the Registrant

       23                Consent of Certified Public Accountant

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VISIONS IN GLASS, INC.


Dated: August 21, 2001                  By /s/ Irving Munowitz
                                           -------------------------------------
                                           Irving Munowitz
                                           President and Director